(a)(5)(i)

POLYMEDICA CORPORATION
FISCAL 2005 Q4 CONFERENCE CALL SCRIPT
(Pat Ryan, Keith Jones and Steve Farrell)
Management to dial in to 800-810-0924 15 minutes before the start.

OPERATOR – Intro Remarks

Good afternoon ladies and gentlemen and welcome to PolyMedica Corporation’s fiscal 2005 fourth quarter and year-end teleconference. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session.

Before the conference call begins, I would like to read the legal Safe Harbor statement for this call. Various remarks that PolyMedica may make about future expectations, plans, and prospects of the Company may constitute forward-looking statements for the purpose of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from these indications in these forward-looking statements. As a result of various important factors including those discussed in the Company’s filings with the Securities and Exchange Commission on Forms 10-Q and 10-K.

During this call, PolyMedica may refer to its Dutch Auction share repurchase tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that the Company will file with the Securities and Exchange Commission and distribute to its shareholders. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the

Company is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.

Also during this call, PolyMedica may refer to non-GAAP financial measures. A reconciliation of non-GAAP financial measures to the most recent comparable GAAP measures is available in the Investor Relations section under PolyMedica’s website at www.polymedica.com, under the heading “non-GAAP financial measures.” PolyMedica assumes no obligation to update the information contained in this conference call.

And now, I would like to turn the conference over to Patrick Ryan, PolyMedica’s President and CEO. Mr. Ryan, please go ahead.

PAT:

     Thank you, operator and welcome to all of you joining the PolyMedica fourth quarter and year-end conference call.

     I have here with me today Keith Jones, our Chief Financial Officer, and Steve Farrell, our Chief Operating Officer. Today we will follow our traditional format. Keith will review the financials for the quarter and year end, Steve will cover the operating performance of our Liberty division, and I will close out with an overview of our key operating priorities and the quarter. Before we get started, I’d like to cover a few house keeping issues; As you can all see from the press release, we had a solid quarter, which is even more impressive when you take into consideration the magnitude of the reimbursement cuts. In the fourth quarter, our diabetes active patient base grew by 12% year-over-year and our pharmacy revenues grew by nearly 50%. I am very pleased with the effort of the entire PolyMedica/Liberty team.

     Secondly, I would like to welcome Bill Van Faasen to our board of directors. Bill is one of the great innovators in the healthcare insurance industry, and he brings to PolyMedica a wealth of business and healthcare experience that will be invaluable to the company and me. The board announced earlier this year their intent to add new directors who could help lead the Company into our next phase of growth; Bill’s addition represents the first step in that process.

     I would also like to welcome Kevin Barrett to the Company. Kevin will assume the newly created position of Chief Development Officer. Kevin brings to the company 24 years of healthcare and corporate development experience. In his new role, Kevin will focus primarily on acquisitions and strategic relationships. Kevin is a great addition to the team.

     Lastly, we have promoted Devin Anderson, our associate general counsel over the last few years, to the position of General Counsel. Prior to joining the Company, Devin worked at Hale and Dorr specializing in securities law for his public clients, including PolyMedica. Bill Eck will leave the company effective June 1st and return to Greenberg Traurig’s Washington office where he will continue to advise us with respect to healthcare related issues. In today’s healthcare environment, it’s especially important to make sure that we’re receiving INDEPENDENT expert advice from outside counsel with regard to healthcare matters. Greenberg has represented us well, and we appreciate them letting us borrow Bill during a very critical juncture in the Company’s history. I look forward to continuing to work with Bill and congratulate him on his new opportunity.

     We’re strengthening our Board, and we’ve announced several significant changes and promotions to our management team over the past eight months. Our management team is now in place and poised to take on the challenges and opportunities the Company faces.

     Keith, why don’t you take us through the financials.

KEITH:

Thanks Pat. Good afternoon everyone.

I am very pleased to be here for my first earnings conference call at PolyMedica. The past one hundred plus days have been both rewarding and challenging. We have a very passionate and smart team that is dedicated to providing exceptional care to our patients and delivering value to our shareholders. I look forward to continuing this mission in the days and months to come.

I will now discuss the financial results for the quarter and fiscal year ended March 31st 2005.

The company reported net revenues of $114.8 million for the March quarter, and earnings per share of $0.41. For the full year of 2005, net revenues were $451.5 million and earnings per share was $1.16. After adjusting for the settlement charge of $30 million or $0.66 per share that occurred in the September quarter, earnings per share in fiscal 2005 would have been $1.82.

Also, as we have previously discussed in the third quarter earnings call and highlighted in today’s press release, the March quarter reflects reimbursement reductions in both the respiratory and diabetes segments that took effect on January 1st. As a result of these reductions, Respiratory revenues were $3.7 million lower than what they would have been under the reimbursement schedule prior to the cuts. Diabetes revenues were $2.1 million lower what they would have been under the reimbursement schedule prior to January 1st. The combination of these reimbursement cuts resulted in $5.8 million of lower net revenues for the March quarter when comparing to the December quarter and last year’s March quarter. This reduction in revenue drops directly to pre tax income and lowers net income by $3.7 million and earnings per share by 13 cents for this quarter. Accordingly, if these reimbursement cuts had not occurred, the Company would have reported earnings per share of $0.54 compared to $0.50 in the December quarter and $0.47 in last year’s March quarter.

I point this out because it is important to understand that the Company’s core diabetes and pharmacy segments continue to demonstrate consistent growth.

For example, we ended the year, as Pat said, with 702,000 active patients, a net increase of 77,000 patients, or 12.3 percent, from one year ago and an increase of 28,000 patients, or 4.2 percent from our last quarter. The net increase of 77,000 patients during fiscal 2005 included the addition of over 208,000 patients from the successful execution of our marketing and acquisition programs. In addition, as of year end, the company had shipped supplies to about half of the patients served in the National Diabetic Assistance acquisition that was announced in February 2005. The remaining patients from NDAC are expected to receive their first shipments in the June quarter and will be included in the company’s patient count at that time.

These patient additions were offset by lost patients of nearly 131,000, resulting in annual patient retention of 84 percent and an amount that is in line with prior years.

As a result of the solid growth in patient volume, the diabetes segment reported a 6.9 percent increase in net revenues over last year’s fiscal fourth quarter and a 3.4 percent increase over the December quarter. However, adjusting for the impact of the reimbursement cuts would have resulted in growth of 9.6 percent compared to last year’s fiscal fourth quarter and quarterly growth of 6.1 percent when compared to the December quarter.

The Company’s Pharmaceuticals segment reported $23.5 million in revenue in the March quarter, an increase of 48.4 percent from last year’s fiscal fourth quarter and an increase of 11.7 percent from the December quarter. For the 2005 fiscal year, the Pharmaceuticals segment reported net revenue of $81.6 million compared to $59 million in fiscal 2004, an increase of 38.4 percent. Liberty Pharmacy, our Florida mail-order pharmacy, processed over 400,000 orders in fiscal 2005, a 61.3 percent increase over last year.

Our Respiratory segment reported net revenue of $10 million in the current quarter compared to $17.1 million in the prior year’s fourth quarter. The 41.9 percent decrease from last year’s fiscal fourth quarter was due to both the reimbursement cuts that went into effect on January 1st and a 15.4 percent net decrease in respiratory patients experienced during the fiscal year. We ended the year with 55,000 respiratory patients compared to 65,000 a year ago.

PolyMedica’s gross margin was 56.8 percent in the fiscal fourth quarter and 59.3 percent for the year. This decline in gross margin from the prior periods was due to a higher percentage of total revenues generated by the Pharmaceuticals segment which, as you know, experiences a lower gross margin than the diabetes and respiratory segments and also due to the reimbursement cuts in the respiratory segment. In the March quarter and in spite of the reimbursement cuts for diabetes supplies, Diabetes gross margins remained consistent at approximately 61 percent.

Pharmaceuticals gross margins were 41.6 percent in the March quarter and Respiratory gross margins were 57.7 percent.

SG&A expense increased 1.3 percent in the March quarter compared to last year’s March quarter. However, as a percentage of net revenue, SG&A expenses dropped to 41.1 percent from 42.7 percent in last year’s fiscal fourth quarter. Advertising amortization in the quarter was $9.4 million as compared to $8.8 million in last year’s fiscal fourth quarter. Bad debt expense in the quarter was $5.1 million or 4.4% of net revenues compared to $6.1 million or 5.6% of net revenues in last year’s fiscal fourth quarter. The reduction in bad debt expense, while A/R days have also improved, reflects the outstanding results from our operations, finance and billing teams at Liberty.

SG&A expense for fiscal 2005, excluding the settlement charge of $30 million, was $188.3 million compared to $188 million in fiscal 2004. Note that fiscal 2004 results do not include the $14.4 million impairment charge for direct response advertising. As a percentage of net revenues, fiscal 2005 SG&A expense was 41.7 percent compared to 44.8 percent in fiscal 2004.

As you can see, we were successful in keeping SG&A expense flat from last year even though the company significantly increased its business in terms of patients and orders, made various management changes, incurred significant costs in connection with the implementation of Sarbanes-Oxley and continued to invest in the Company’s compliance program.

The Company continues to generate significant cash flow and reported $33.2 million in operating cash flow during fiscal 2005 compared to $53.2 million last year. Remember, fiscal 2005 reflects the $35 million settlement payment made in the December quarter. During the March quarter, we reported $30.5 million in operating cash flow. However, this quarter was approximately $17 million higher than it normally would have been due to the catch up of the re-verification project.

The re-verification project as we discussed in last quarter’s call was a tremendous success in that we re-verified over 700,000 sets of patient documents without any significant adjustments to net revenues or any material disruption to cash flow. There was, however, a massive disruption to our team in Florida, and when you combine this project with the daily task of implementing Sarbanes-Oxley and meeting annual year end audit requirements, the entire team deserves our sincere appreciation for not only achieving our goals, but also reducing A/R days to 50, down 6 days from a quarter ago and 3 days from a year ago.

During the year, we spent $50.4 million in direct response advertising spending, down 11.1 percent from $56.7 million last year. The Direct Response Advertising asset increased $13.5 million in fiscal 2005 to $78.5 million. On a related note, the amortization period for acquired patient lists is the same amortization period the Company utilizes for direct response advertising.

As reported in today’s press release, we amended our Credit Agreement to increase the amount available to us from $150 million to $195 million. When we entered into the agreement in April, the facility was oversubscribed. Given the decision to spend up to $150 million to acquire shares of our common stock under the Dutch Auction, it made sense to increase the credit facility to $195 million at this time. This ensures that we have sufficient and ready capital to employ our growth strategy. We appreciate the bank group’s confidence in the Company, and assuming that the Share Repurchase is fully subscribed, we estimate that we will utilize approximately $60 million from our available cash and utilize $90 million from the credit facility. The Company’s leverage ratio will remain below one to one, affording us the lowest pricing under the credit facility. We will have over $100 million available under the credit facility with approximately $20 million of cash on hand and the continued strong generation of cash from operations.

We believe that the share repurchase provides the company with an opportunity to provide immediate value to our shareholders and is a good step to properly leverage our balance sheet.

We continue to maintain our fiscal 2006 EPS guidance at $1.82, but acknowledge that the Dutch Auction tender offer will be accretive to earnings. The level of accretion is dependent upon the number of shares we purchase, the acquisition price and the mix of debt or cash used. However, assuming that we spend $150 million to acquire shares at a price of $34, or approximately a 10% premium to our closing price today, and assuming we use $60 million in cash and borrow $90 million, EPS accretion for the remainder of fiscal 2006 guidance would be approximately $0.14 per share over the remainder of Fiscal ’06.

PAT:

     Thank you, Keith. Well done.

     Steve, if you could walk us through the Liberty division results for the quarter.

STEVE:

Sure Pat.

By quarter-end, our active diabetes base had reached 702,000 patients, a 12% increase compared to the year-earlier period. We’re pleased with the results, we’re hoping to do even better this year. We’re expecting our diabetes business to continue to achieve solid growth at least in the 10 to 15% range year over year. Our acquisition program is going well, we have several new spokespeople who we hope will support our new patient leads derived from television, and our re-order rates from existing patients have been quite strong. The products and services we provide are the critical gatekeeper to effective monitoring of diabetes. The Healthcare marketplace in the U.S. is becoming more competitive with respect to pricing, and we know we need to work hard to reduce both our product costs and our sg&a costs. We add value in the distribution channel to the patient through our frequent communication, and by making it easier for our patients to comply with their physician’s testing regimen. Our patients are very loyal to our brand, and over-time, we expect to capture an increasing share of the margins in the channel. Over the next several years, we expect to create a Liberty private label diabetes test strip by partnering with a strip manufacturer to leverage the Liberty brand into the commercial marketplace, a virtually untapped market for us at this point.

We’re the largest diabetes test strip provider to seniors by far, and we’re getting larger. Let me share some of those metrics. Based upon Medicare claims data in February, the last month for which complete data is available, Liberty submitted 129,000 claims to Medicare for test strips. The next largest provider submitted 21,000 claims – we’re five to six times larger than our next closest competitor in the senior marketplace. The next ten providers combined, submitted only 79,000 claims. The 10th largest provider submitted less than 4,000 claims during the month of February. Why is this important? We’re the market leader, and we’re adding more patients each quarter to our base than our competitors, and we believe we’re doing it quite efficiently. We’re known and we’re trusted by more than 700,000 seniors. Our first-mover advantage is sustainable, as we have used it to build a brand that is well-recognized not only in the senior population but also in the under age 65 demographic group, which is why we think leveraging the brand into this space with our own branded meter and strip makes sense. We’ve used our first-mover advantage to achieve favorable product pricing that we believe we can improve upon even further going forward. We’re committed to continuing our growth in the diabetes space, and believe we can do so through a coupling of our traditional patient acquisition models, especially direct-response advertising, with selective diabetes asset purchases. We’re also actively making an effort to make the medical community, including endocrinologists and certified diabetes educators, more aware of the benefits of being a Liberty patient so that referrals from these sources accelerates. Owners of some of the larger diabetes assets in the marketplace are currently expecting more consideration for their assets than we’re willing to pay at this time. As a result of the relatively high expected valuations of some of our larger competitors, we think that investing in our own stock is a great use of our capital as we wait for values for these larger competitors to fall to more reasonable levels.

Obtaining inexpensive advertising space continues to be a challenge as the economy strengthens. As we mentioned in our last call, we think we can appeal to an even larger population of people with diabetes by augmenting Wilford Brimley’s efforts with additional spokespeople — This should allow us to better segment our advertising efforts by recognizing demographic preferences in the U.S. We’re continuing to test advertisements featuring Delta Burke, best known for her roles in designing woman, and she seems to be complementing Mr. Brimley fairly well so far. We’re also continuing to test market ads featuring Art Ginsburg, better known as Mr. Food, who emphasizes diet modification in our advertisements; Early results here continue to be good.

We’re proud to announce today that we’ve established a marketing and PR relationship with Nicole Johnson, Miss America in 1999. Nicole has diabetes and is a diabetes awareness advocate, author, and television personality. Nicole has served as an international spokesperson for diabetes issues for more than 7 years, and has been a national spokesperson for the American Diabetes Association and the Juvenile Diabetes Research Foundation. Nicole has also been very active lobbying the U.S. Congress and state legislatures on behalf of diabetes issues. We made our first commercial with Nicole last week – These ads, together with the ads featuring Mr. Ginsburg, signify a departure from our traditional advertising as they have more of an educational component; consistent with our intention to not only provide medical supplies to our patients, but also to help educate. A study released last week that was commissioned by the American Association of Clinical Endocrinologists determined that two out of three patients with diabetes had unacceptably high levels of blood sugar. Dr. Martin Abrahamson of the Joslin Diabetes Center called these results “alarming”, and went on to say that patients with high blood sugar levels were “in a league of their own” with respect to risks and complications. We want a Liberty patient to be a healthier patient and we’re working hard to make sure that our patients are testing the way that they should.

As we discussed last quarter, we implemented a process of double checking, or reverifying paperwork supporting each claim prior to billing. This effort supports the numerous compliance initiatives we’ve put in place over the last several years and reinforces the importance of ensuring a “culture of compliance” to all our team members. Although this effort was time-consuming and somewhat redundant, it validated that our compliance efforts to date are achieving their objectives. Going forward, the resources required for this double-check will not be a meaningful cost for our investors.

Growth in our pharmacy segment, which includes both our legacy PolyMedica businesses and our mail-order pharmacy, accelerated this quarter, growing nearly 50% compared to the year-earlier quarter and for the first time ever, our mail-order pharmacy filled more than 100,000 repeat orders in the March quarter. Details of the implementation of the Prescription Drug Benefit have been understandably slow in coming, and we’re continuing to evaluate their impact on our business in 2006, although we think there are some good opportunities here. We know how to communicate with Seniors through our call center and through direct to consumer advertising, and we believe that these core competencies can be leveraged as seniors look to Liberty for advice and guidance to navigate through the new Part D drug benefit. Also PDPs, or prescription drug plans, generally insurance companies, are currently looking for enrollment mechanisms, a task at which we excel.

We’re continuing to execute on our diabetes strategy and are pursuing other avenues for growth in our pharmacy segment as well. More on that now from Pat.

PAT:

     Thanks Steve; that’s great.

          In last quarter’s call, we discussed five key priorities. Today, I’d like to give you an update on those priorities and further define our strategic direction. Over the past eight months, I have focused my energies on establishing a strategic growth plan, ensuring that our operating platforms are delivering on our value proposition, and building a management team that can execute upon our plan. Over the course of this time, as a management team we have met with numerous health plans, disease management companies, specialty pharmacy companies, various acquisition candidates, physicians, representatives from CMS, patients, and investors. This has been a very demanding, but also rewarding and educational time for our entire team, and it’s given us great confidence as we further define our strategic direction. This confidence comes with a recognition that the marketplace is increasingly competitive and dynamic, and as it relates to the prescription drug plan, there continues to be a fair degree of uncertainty that we must sort through. Changes as a result of the Medicare Modernization Act are upon us, and we must move swiftly as we execute upon our strategic priorities in the coming months. Let me review our five priorities and update you on our progress and strategic direction.

1. We continue to work very hard to set the standard for quality and service in our industry, while ensuring a culture of compliance that permeates the entire company and sets the benchmark for our industry. In 2006, we will spend approximately $3.7 million dollars on compliance management. We currently employ over 67 team members who are exclusively dedicated to our compliance effort. Of course, every member of our management team, and our Board of Directors, is fully committed to our compliance efforts as well.

     In the last conference call, I said that we had extended an invitation to CMS to visit our facilities. In May, a senior representative from CMS and representatives from the four regional carriers visited Liberty in connection with a routine paid claims audit. Over the course of a four-day period, we presented our mission as a company, conducted tours of all of our facilities, reviewed in great detail our compliance program, and provided open access to both CMS and the regional administrators to our personnel, patient records, and computer systems. This is the first time in the history of the Company that a representative from CMS has visited PolyMedica and participated in an in-depth review of our operations. We are encouraging representatives from CMS to visit our facilities on a semi-annual basis. We found the interaction to be very constructive and helpful to the Company, and we hope this will be the beginning of a relationship that provides for open dialogue, two-way communication, and transparency on all issues. By setting the standard for quality and service within our industry, we will create a value proposition that offers long-term benefits to our patients, physicians, and payers.

2. Secondly, we must continue to work towards consolidating our current platforms to create a seamless experience for our patients, between the Liberty Medical divisions. This project is ongoing. As part of this effort, we continue to evaluate whether we should divest our respiratory business or consolidate the respiratory platform into our pharmacy. We expect to have a resolution on this issue in the first quarter, and we have solicited interest from prospective buyers, while continuing to review strategic alternatives for this business internally. Additionally, we have been asked whether we would consider selling the legacy PolyMedica businesses located in Woburn, Mass, and we are currently engaged in the same process of defining interest from outside parties and looking at internal strategic alternatives for that division.

3. Number 3: We talked about the need for the Company to extend our existing platform and broaden the services we offer, in effect, offering a better health solution to our patients, our physicians, and their insurers. During the past eight months, we have looked very closely at the disease management sector and evaluated several acquisitions. We have determined that the best use of our intellectual and financial capital is not in the area of a full-fledged disease management initiative. However, we believe that our existing platform offers us the unique opportunity to provide a value proposition for our various constituents that provides a fully integrated chronic care management solution, which would be additive to any disease management program and provide for real-time reporting on patient compliance. The Company will focus our efforts on providing a program that offers compliance management, self-care, education, and appropriate utilization guidelines. Many of these components are already in place and will be an important part of our value proposition as we enter the commercial insurance marketplace. Said another way, we think we can relatively inexpensively incorporate some of the best elements of disease management into our current platform. This program is consistent with the thinking that was the genesis for the chronic care improvement projects contemplated by Congress as part of the Medicare Modernization Act.

4. Number 4: We discussed the importance of entering the commercial marketplace. As I commented in our last call, this transition is not easy and will take the majority of the year to realize any results. However, the conversations we have conducted with commercial payers have allowed us to better understand the needs within the commercial arena, the opportunities, and the hurdles that we will have to overcome in order to enter the marketplace. As a result of these conversations, we believe a successful entry into the commercial arena will have three elements. Elements, by the way, that complement our existing senior programs as well.

     First, it is clear from these discussions that we are already viewed as a specialty diabetes company and as Steve mentioned, we will have to develop a commercial private label “Liberty brand” if you will, in order to compete in this space. The Liberty brand is trusted, and several of our manufacturers are interested in expanding our partnership. In addition to competitive pricing, breadth of services is important; we do believe our overall chronic care management program adds value to the health plan’s diabetic management program. However, we’re not certain our diabetes offerings alone are enough to achieve success in the commercial marketplace.

     Therefore, as a second component of our offering, we believe that a specialty pharmacy platform would greatly enhance our diabetes offering in the commercial market and could be quite complementary to our existing pharmacy. The specialty pharmacy arena is quite competitive, but the market is growing rapidly, and we think there may be an opportunity in the commercial space for a company that offers both a specialty diabetes and a specialty pharmacy program, with a chronic care management solution. We are taking a very close look at this space and evaluating several different models that would differentiate the program from the large specialty providers today. Of course, as we have done in our diabetes asset acquisitions, we’re going to pursue a disciplined approach.

     Lastly, the third component of our commercial offering is in the area of patient enrollment into the Prescription Drug Plan (PDP). One of our core competencies is our ability to communicate with seniors, and we think we do it on a large scale better than anyone else. Building off the strength of our call centers and our core competency in dealing with seniors, we are developing an end-to-end solution for prescription drug plan providers to support enrollment and ongoing management of seniors into the prescription drug plan. Like many others, we are behind the curve here and we need to move quickly.

     These initiatives are not without their challenges and risks. We believe in this multi-pronged strategic approach, but recognize that it will take time and energy to achieve demonstrable results.

     Therefore, as we consider our fifth priority, we must do so taking these factors into consideration.

5. Number 5: PolyMedica’s balance sheet is under leveraged and, therefore, affords us an opportunity to pursue a growth plan that includes continued expansion of our core diabetes and pharmacy businesses, complementary acquisitions and other strategic alternatives to appropriately leverage the balance sheet.

     Keith has mentioned in his initial comments, the Company announced today that we would conduct a Dutch Auction to buy back $150 million worth of PolyMedica stock. We based this decision on several factors.

     As we look at the Company’s capital structure, we currently have an under leveraged balance sheet; This debt will reduce our weighted average cost of capital

     The decision to buy back $150 million worth of stock does not impair our ability to pursue additional acquisitions; in fact, our leverage ratio at the completion of the buy back will be less than 1 to 1.

     As I close, there are three important points that I would like to leave you with.

     First point: In the fourth quarter, our diabetes active patient base grew by 12% year-over-year and our pharmacy revenues grew by nearly 50%.

     Second point: The Medicare Modernization Act is not without risk; however, we believe it offers the Company opportunities to leverage our core competencies in the pharmacy, call center management, and senior communication.

     Lastly: Our decision to buy back stock reflects our confidence in our core businesses, our belief in our strategic priorities, and our understanding of the importance of leveraging the balance sheet to provide shareholder return.

     With those three points I mind, I’d like to thank you for participating, and operator would you open up the call for questions.

OPERATOR – Closing Remarks
Thank you. Ladies and gentleman, a digital replay of today’s call will be available shortly following its conclusion. To access the replay, you can dial 888-203-1112 or 719-457-0820 if you’re outside the U.S. For both numbers, you will need to enter the passcode 7248392 to access the replay. The webcast of this call will be available at www.polymedica.com or www.fulldisclosure.com. I’d now like to turn the call back to Mr. Ryan for closing remarks.